UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Achieve Life Sciences, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

004468500

(CUSIP Number)

November 18, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 004468500

1.	Names of Reporting Persons. SVB Financial Group
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 853,403
	6.	Shared Voting Power: 853,402(1)
	7.	Sole Dispositive Power: 853,403
	8.	Shared Dispositive Power: 853,402(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,706,805(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.7%(3)
12.	Type of Reporting Person (See Instructions) HC-CO-IA

(1)

Consists of 426,701 shares of Common Stock issuable to SVB Innovation Credit Fund VIII, L.P., and 426,701 shares of Common Stock issuable to Innovation Credit Fund VIII-A, L.P. upon the full exercise of contingent convertible debt. The exercise of such conversion is subject to (i) the maximum aggregate number of Common Stock issuable to the Reporting Persons or other conversion right holders (if any) not exceeding 1,889,763 shares of Common Stock, as such number may be adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like occurring after December 22, 2021 (the “Primary Conversion Limit”) and (ii) the maximum aggregate number of shares of the Issuer owned or held by SVB Financial Group beneficially and/or of record not exceeding 19.99% of the Issuer’s then-total issued and outstanding shares of Common Stock (the “Secondary Conversion Limit”).

(2)

Consists of 853,403 shares of Common Stock issuable to SVB Financial Group, 426,701 shares of Common Stock issuable to SVB Innovation Credit Fund VIII, L.P., and 426,701 shares of Common Stock issuable to Innovation Credit Fund VIII-A, L.P. upon the full exercise of contingent convertible debt, the exercise of which is subject to the Primary Conversion Limit and the Secondary Conversion Limit.

(3)

Based on (i) 9,710,747 shares of Common Stock outstanding at November 10, 2022 as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 14, 2022, (ii) 8,186,282 shares of Common Stock subsequently issued as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on November 18, 2022, (iii) 853,403 shares of Common Stock issuable to SVB Financial Group, (iv) 426,701 shares of Common Stock issuable to SVB Innovation Credit Fund VIII, L.P. and (v) 426,701 shares of Common Stock issuable to Innovation Credit Fund VIII-A, L.P., in each of cases (iii)-(v) upon the full exercise of contingent convertible debt.

1.	Names of Reporting Persons. SVB Innovation Credit Partners VIII, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 426,701(1)
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 426,701(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 426,701(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.3%(2)
12.	Type of Reporting Person (See Instructions) OO

(1)

Consists of 426,701 shares of Common Stock issuable to SVB Innovation Credit Fund VIII, L.P. upon the full exercise of contingent convertible debt, the exercise of which is subject to the Primary Conversion Limit and the Secondary Conversion Limit.

(2)

Based on (i) 9,710,747 shares of Common Stock outstanding at November 10, 2022 as reported in the Issuer’s Form 10-Q filed with the SEC on November 14, 2022, (ii) 8,186,282 shares of Common Stock subsequently issued as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on November 18, 2022 and (iii) 426,701 shares of Common Stock issuable to SVB Innovation Credit Fund VIII, L.P.

1.	Names of Reporting Persons. SVB Innovation Credit Fund VIII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 426,701(1)
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 426,701(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 426,701(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.3%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 426,701 shares of Common Stock issuable to SVB Innovation Credit Fund VIII, L.P. upon the full exercise of contingent convertible debt, the exercise of which is subject to the Primary Conversion Limit and the Secondary Conversion Limit.

(2)

Based on (i) 9,710,747 shares of Common Stock outstanding at November 10, 2022 as reported in the Issuer’s Form 10-Q filed with the SEC on November 14, 2022, , (ii) 8,186,282 shares of Common Stock subsequently issued as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on November 18, 2022 and (iii) 426,701 shares of Common Stock issuable to SVB Innovation Credit Fund VIII, L.P.

1.	Names of Reporting Persons. SVB Innovation Credit Partners VIII-A, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 426,701(1)
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 426,701(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 426,701(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.3%(2)
12.	Type of Reporting Person (See Instructions) OO

(1)

Consists of 426,701 shares of Common Stock issuable to Innovation Credit Fund VIII-A, L.P. upon the full exercise of contingent convertible debt, the exercise of which is subject to the Primary Conversion Limit and the Secondary Conversion Limit.

(2)

Based on (i) 9,710,747 shares of Common Stock outstanding at November 10, 2022 as reported in the Issuer’s Form 10-Q filed with the SEC on November 14, 2022, (ii) 8,186,282 shares of Common Stock subsequently issued as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on November 18, 2022 and (iii) 426,701 shares of Common Stock issuable to Innovation Credit Fund VIII-A, L.P.

1.	Names of Reporting Persons. Innovation Credit Fund VIII-A, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 426,701(1)
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 426,701(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 426,701(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.3%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 426,701 shares of Common Stock issuable to Innovation Credit Fund VIII-A, L.P. upon the full exercise of contingent convertible debt, the exercise of which is subject to the Primary Conversion Limit and the Secondary Conversion Limit.

(2)

Based on (i) 9,710,747 shares of Common Stock outstanding at November 10, 2022 as reported in the Issuer’s Form 10-Q filed with the SEC on November 14, 2022, (ii) 8,186,282 shares of Common Stock subsequently issued as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on November 18, 2022 and (iii) 426,701 shares of Common Stock issuable to Innovation Credit Fund VIII-A, L.P.

Item 1.

(a)	Name of Issuer:

Achieve Life Sciences, Inc.

(b)	Address of Issuer’s Principal Executive Offices

1040 West Georgia Street, Suite 1030

Vancouver, British Columbia, Canada V6E 4H1

Item 2.

(a)	Name of Person Filing

SVB Financial Group

SVB Innovation Credit Partners VIII, LLC

SVB Innovation Credit Fund VIII, L.P.

SVB Innovation Credit Partners VIII-A, LLC

Innovation Credit Fund VIII-A, L.P.

(b)	Address of Principal Business Office or, if none, Residence

SVB Financial Group

3003 Tasman Drive

Santa Clara, California

95054-1191

SVB Innovation Credit Partners VIII, LLC

2770 Sand Hill Road

Menlo Park, CA 94025

SVB Innovation Credit Fund VIII, L.P.

2770 Sand Hill Road

Menlo Park, CA 94025

SVB Innovation Credit Partners VIII-A, LLC

2770 Sand Hill Road

Menlo Park, CA 94025

Innovation Credit Fund VIII-A, L.P.

2770 Sand Hill Road

Menlo Park, CA 94025

(c)	Citizenship

Each of the Reporting Persons is a citizen of Delaware.

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

004468500

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

See the responses to Item 9 on the attached cover pages.

(b)	Percent of class:

See the responses to Item 11 on the attached cover pages.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

See the responses to Item 5 on the attached cover pages.

(ii)	Shared power to vote or to direct the vote

See the responses to Item 6 on the attached cover pages.

(iii)	Sole power to dispose or to direct the disposition of

See the responses to Item 7 on the attached cover pages.

(iv)	Shared power to dispose or to direct the disposition of

See the responses to Item 8 on the attached cover pages.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

See Exhibit 99.2.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 22, 2022

SVB Financial Group

By	/s/ Karen Hon
Name:	Karen Hon
Title:	Chief Accounting Officer

SVB Innovation Credit Fund VIII, L.P.

By: SVB Innovation Credit Partners VIII, LLC, its general partner

By	/s/ Andrew Olson
Name: Andrew Olson
Title: Chief Financial Officer

SVB Innovation Credit Partners VIII, LLC

By	/s/ Andrew Olson
Name: Andrew Olson
Title: Chief Financial Officer

[Signatures continue on next page]

Innovation Credit Fund VIII-A, L.P.

By: SVB Innovation Credit Partners VIII-A, LLC, its general partner

By	/s/ Andrew Olson
Name: Andrew Olson
Title: Chief Financial Officer

SVB Innovation Credit Partners VIII-A, LLC

By	/s/ Andrew Olson
Name: Andrew Olson
Title: Chief Financial Officer

INDEX TO EXHIBITS

Exhibit 99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons with the SEC on December 29, 2021)

Exhibit 99.2	Item 7 Information (incorporated by reference to Exhibit 99.2 to the Schedule 13G filed by the Reporting Persons with the SEC on December 29, 2021)